SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              ORA ELECTRONICS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title and Class of Securities)

                                   671009 10 8
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                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1) NAMES OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
   PERSONS:

   Gershon N. Cooper       Social Security Number ###-##-####
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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

            (a)   N/A
            (b)   N/A
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3)    SEC USE ONLY:
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4)    CITIZENSHIP OR PLACE OF ORIGIN:     United States
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NUMBER OF            5) SOLE VOTING POWER:    N/A
SHARES BENE-         6) SHARED VOTING POWER:  5,000,000 shares held by
FICIALLY OWNED BY       The Cooper Living Trust (as defined below),
EACH REPORTING          a revocable living trust of which Gershon N. Cooper
PERSON WITH             and Ruth Cooper are trustees.
PERSON WITH          7) SOLE DISPOSITIVE POWER:  N/A
                     8) SHARED DISPOSITIVE POWER: 5,000,000 shares held by
                        The Cooper Living Trust, a revocable living trust of which Gershon N. Cooper and Ruth Cooper are trustees.
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9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    5,000,000 shares held by The Cooper Living Trust, a revocable living trust of which Gershon N. Cooper and Ruth Cooper are trustees and beneficial owners.
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10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: N/A

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:   76.4%
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12)  Type of Reporting Person:  IN



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1)   NAMES OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NOS. OF
     ABOVE PERSONS:

       Ruth Cooper             Social Security Number ###-##-####
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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

            (a)   N/A
            (b)   N/A
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3)    SEC USE ONLY:

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4)    CITIZENSHIP OR PLACE OF ORIGIN:    United States

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NUMBER OF            5)  SOLE VOTING POWER:  N/A
SHARES BENE-         6)  SHARED VOTING POWER:  5,000,000 shares held by The
FICIALLY OWNED BY        Cooper Living Trust, a revocable living trust of
EACH REPORTING           which Gershon N. Cooper and Ruth Cooper are trustees.
PERSON WITH          7)  SOLE DISPOSITIVE POWER:  N/A
                     8)  SHARED DISPOSITIVE POWER:  5,000,000 shares held by
                         The Cooper Living Trust, a revocable living trust
                         of which Gershon N. Cooper and Ruth Cooper are
                         trustees.
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9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     5,000,000 shares held by The Cooper Living Trust, a revocable living trust of which Gershon N. Cooper and Ruth Cooper are trustees and beneficial owners.
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10)  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:  N/A
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11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 76.4%
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12)  Type of Reporting Person:  Ruth Cooper - IN



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                                  SCHEDULE 13G

      Pursuant to Rule 13d-1 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file this Schedule 13G Statement.


ITEM 1(A).     NAME OF ISSUER:

               ORA Electronics, Inc.


ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

               ORA Electronics, Inc., 9410 Owensmouth Avenue,
               Chatsworth, California 91311


ITEM 2(A).     NAME OF PERSON FILING:

               Gershon N. Cooper and Ruth Cooper


ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               Gershon N. Cooper and Ruth Cooper may be reached at:

               ORA Electronics, Inc., 9410 Owensmouth Avenue,
               Chatsworth, California 91311


ITEM 2(C).     CITIZENSHIP:

               Gershon N. Cooper - United States
               Ruth Cooper - United States


ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.001 per share


ITEM 2(E).     CUSIP Number:

               CUSIP No. 671009 10 8



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ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B),
CHECK WHETHER PERSON FILING IS A:

               Not Applicable

ITEM 4      OWNERSHIP:

            (a)   5,000,000 shares beneficially owned
            (b)    76.4%
            (c) Mr. Cooper and Ms. Cooper, as trustees of The Cooper Living Trust, a revocable living trust, share power to vote or direct the vote, and share power to dispose or direct the disposition of, all of the shares identified herein.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable


ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable


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ITEM 10.  CERTIFICATION:

          Not Applicable


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


February 13, 1997
                                    /s/ SARAH D. KELLER
                                    ---------------------------------
                                    Signature

                                    Sarah D. Keller, by Gershon N. Cooper, an individual, as Attorney in Fact pursuant to a Power of Attorney dated as of February 3, 1997, a copy of which is attached hereto as Exhibit B and incorporated by this reference.



                                    /s/  SARAH D. KELLER
                                    ---------------------------------
                                    Signature

                                    Sarah D. Keller, by Ruth Cooper, an
                                    individual, as Attorney in Fact pursuant to a Power of Attorney dated as of February 3, 1997, a copy of which is attached hereto as Exhibit B and incorporated by this reference.



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                                    Exhibit A

                                    AGREEMENT

      The undersigned hereby agree to jointly prepare and file with the Securities and Exchange Commission a Schedule 13G reporting each of the undersigned's ownership of shares of common stock of ORA Electronics, Inc., a Delaware corporation, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Dated:  February 13, 1997


                                    /s/  SARAH D. KELLER
                                    ---------------------------------
                                    Signature

                                    Sarah D. Keller, by Gershon N. Cooper, an individual, as Attorney in Fact pursuant to a Power of Attorney dated as of February 3, 1997, a copy of which is attached hereto as Exhibit B and incorporated by this reference.


                                   /s/  SARAH D. KELLER
                                    ---------------------------------
                                    Signature

                                    Sarah D. Keller, by Ruth Cooper, an
                                    individual, as Attorney in Fact pursuant to a Power of Attorney dated as of February 3, 1997, a copy of which is attached hereto as Exhibit B and incorporated by this reference.

Exhibit B

                                POWER OF ATTORNEY


            KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned, in their capacities as individuals and as trustees of The Cooper Living Trust, established under the Trust Agreement dated April 19, 1990, hereby jointly and severally constitute and appoint each of Sarah D. Keller and Jon W. Newby the undersigneds' true and lawful attorney-in-fact to:

      (a) Execute for and on behalf of each of the undersigned any filings under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules thereunder, including, without limitation, any filings on Forms 3, 4 and 5, with respect to ORA Electronics, Inc. (the "Company");

      (b) Execute for and on behalf of each of the undersigned any filings under Section 13 of the Act and the rules thereunder, including, without limitation, any filings on Schedule 13G;

      (c) Do and perform any and all acts for and on behalf of each of the undersigned which may be necessary or desirable to complete and execute any such filings and timely file such forms with the United States Securities and Exchange Commission and any Stock Exchange or similar authorities; and

      (d) Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interests of, or legally required by each of the undersigned, it being understood, that the documents executed by each such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

            Each of the undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that each such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

            This Power of Attorney shall remain in full force and effect unless revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

            IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of this 3rd day of February, 1997.



                              /s/ Gershon N. Cooper
                    ------------------------------------------
                        Gershon N. Cooper, President and
                            Chief Executive Officer,
                              ORA Electronics, Inc.



                         /s/ Ruth Cooper
                    -------------------------------------------
                             Ruth Cooper, Director,
                              ORA Electronics, Inc.



                        /s/ Gershon Cooper
                    -------------------------------------------

                       /s/ Ruth Cooper
                    -------------------------------------------
                       Gershon N. Cooper and Ruth Cooper,
                     as trustees of The Cooper Living Trust,
                     established under the Trust Agreement dated
                                 April 19, 1990




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